Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Rent the Runway, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

76010Y202

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76010Y202	Schedule 13G	Page 1 of 15

1	Names of Reporting Persons Ares Corporate Opportunities Fund V, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 169,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 169,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 169,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.6%
12	Type of Reporting Person PN

CUSIP No. 76010Y202	Schedule 13G	Page 2 of 15

1	Names of Reporting Persons ACOF Investment Management LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 169,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 169,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 169,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 76010Y202	Schedule 13G	Page 3 of 15

1	Names of Reporting Persons Ares Management LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 169,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 169,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 169,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 76010Y202	Schedule 13G	Page 4 of 15

1	Names of Reporting Persons Ares Management Holdings L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 169,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 169,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 169,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.6%
12	Type of Reporting Person PN

CUSIP No. 76010Y202	Schedule 13G	Page 5 of 15

1	Names of Reporting Persons Ares Holdco LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 169,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 169,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 169,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 76010Y202	Schedule 13G	Page 6 of 15

1	Names of Reporting Persons Ares Management Corporation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 169,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 169,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 169,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.6%
12	Type of Reporting Person CO

CUSIP No. 76010Y202	Schedule 13G	Page 7 of 15

1	Names of Reporting Persons Ares Voting LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 169,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 169,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 169,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 76010Y202	Schedule 13G	Page 8 of 15

1	Names of Reporting Persons Ares Management GP LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 169,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 169,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 169,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 76010Y202	Schedule 13G	Page 9 of 15

1	Names of Reporting Persons Ares Partners Holdco LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 169,383
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 169,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person 169,383
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 76010Y202	Schedule 13G	Page 10 of 15

ITEM 1.	(a)	Name of Issuer:

Rent the Runway, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

10 Jay Street, Brooklyn, NY 11201.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons” or the “Ares Entities.” This statement is filed on behalf of:

Ares Corporate Opportunities Fund V, L.P. (“ACOF V”)

ACOF Investment Management LLC

Ares Management LLC

Ares Management Holdings L.P.

Ares Holdco LLC

Ares Management Corporation (“Ares Management”)

Ares Voting LLC

Ares Management GP LLC

Ares Partners Holdco LLC (“Ares Partners”)

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is c/o Ares Management LLC, 1800 Avenue of the Stars, Suite 1400, Los Angeles, CA 90067.

(c)	Citizenship of each Reporting Person is:

The Reporting Persons are each organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

76010Y202

CUSIP No. 76010Y202	Schedule 13G	Page 11 of 15

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of September 30, 2024, based upon 3,652,722 shares of Class A Common Stock outstanding as of August 30, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on September 6, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ares Corporate Opportunities Fund V, L.P.	169,383	4.6%	0	169,383	0	169,383
ACOF Investment Management LLC	169,383	4.6%	0	169,383	0	169,383
Ares Management LLC	169,383	4.6%	0	169,383	0	169,383
Ares Management Holdings L.P.	169,383	4.6%	0	169,383	0	169,383
Ares Holdco LLC	169,383	4.6%	0	169,383	0	169,383
Ares Management Corporation	169,383	4.6%	0	169,383	0	169,383
Ares Voting LLC	169,383	4.6%	0	169,383	0	169,383
Ares Management GP LLC	169,383	4.6%	0	169,383	0	169,383
Ares Partners Holdco LLC	169,383	4.6%	0	169,383	0	169,383

ACOF V is the record holder of the securities disclosed herein.

Ares Partners is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which are respectively the holders of the Class B and Class C common stock of Ares Management, which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met.

Ares Management is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings L.P., which is the sole member of Ares Management LLC, which is the sole member of ACOF Investment Management LLC, which is the manager of ACOF V.

Each of the Ares Entities may be deemed to share beneficial ownership of the securities reported herein, but each disclaims any such beneficial ownership of securities not held of record by them. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board Members’ decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners.

CUSIP No. 76010Y202	Schedule 13G	Page 12 of 15

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 76010Y202	Schedule 13G	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 8, 2024

Ares Corporate Opportunities Fund V, L.P.
By:	ACOF Investment Management LLC, its manager

By:	/s/ Evan Hoole
Name:	Evan Hoole
Title:	Authorized Signatory

ACOF Investment Management LLC

By:	/s/ Evan Hoole
Name:	Evan Hoole
Title:	Authorized Signatory

Ares Management LLC

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory

Ares Management Holdings L.P.
By:	Ares Holdco LLC, its general partner,

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory

Ares Holdco LLC

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory

CUSIP No. 76010Y202	Schedule 13G	Page 14 of 15

Ares Management Corporation

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory

Ares Voting LLC
By:	Ares Partners Holdco LLC, its sole member

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory

Ares Management GP LLC

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory

Ares Partners Holdco LLC

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory

CUSIP No. 76010Y202	Schedule 13G	Page 15 of 15

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).